FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File No. 333-12634

WARNER CHILCOTT PUBLIC LIMITED COMPANY (Translation of registrant's name into English)

5 Charlestown Road Portadown BT63 5PW Northern Ireland (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

Press releases issued by Warner Chilcott plc (the "Company") relating to:

(i) Notification under Section 198 of the Companies Act 1985 from Barclays PLC regarding the 11.13% notifiable interest in the Company of Barclays PLC, dated November 16, 2004;

(ii) Posting of the Scheme Document, dated November 17, 2004;

(iii) Notification under Section 198 of the Companies Act 1985 from Bear Stearns International Trading Limited indicating that Bear Stearns International Trading Limited no longer has a notifiable interest in the Company, dated November 22, 2004;

(iv) Notification under Section 198 of the Companies Act 1985 from Lehman Brothers International (Europe) regarding the 3.43% notifiable interest in the Company of Lehman Brothers International (Europe), dated November 22, 2004; and

(v) Announcement in accordance with Rule 2.10 of the City Code on Takeovers and Mergers regarding issued share capital of the Company, dated November 23, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
WARNER CHILCOTT PUBLIC LIMITED COMPANY
Date: 24 November 2004	By: /s/ Anthony D. Bruno Name: Anthony D. Bruno Title: Senior Vice President, Corporate Development and General Counsel